SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)

                    Great Expectations and Associates, Inc..
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                                (Name of Issuer)


                      Common Stock, no par value, per share

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                         (Title of Class of Securities)


                                   390375 10 3
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                                 (CUSIP Number)

                                   Roni Appel

                c/o Advaxis, Inc., 212 Carnegie Center, Suite 203

                               Princeton, NJ 08540

                                 (609) 497-7555

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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 12, 2004
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP NO.  390375 10 3                                         PAGE 2 OF 6 PAGES
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    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           Roni Appel
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A) [_]
           (SEE INSTRUCTIONS)                                            (B) [_]
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    3      SEC USE ONLY
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    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
                    OO
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                   [_]
           REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
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    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                    Israel
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                                    7      SOLE VOTING POWER
     NUMBER OF SHARES
   BENEFICIALLY OWNED                               -3,020,492 -
    BY EACH REPORTING
       PERSON WITH                  8      SHARED VOTING POWER

                                                    -0-

                                    9      SOLE DISPOSITIVE POWER

                                                    -3,020,492-

                                   10      SHARED DISPOSITIVE POWER

                                                    -0-
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  - 3.020,492 (includes options and warrants to purchase 142,798 shares of Common Stock but does not include warrants to purchase
         414,069 shares of Common Stock)-
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN      [_]
         SHARES (SEE INSTRUCTIONS)
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   8.75%
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14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                   [IN]

ITEM 1.  SECURITY AND ISSUER.

This Schedule 13D relates to:

      o 2,877,694 shares of common stock, no par value (the "Common Stock') of Great Expectations and Associates Inc., a Colorado corporation (the "Registrant");

      o Warrant issued by the Registrant on November 12, 2004 to purchase 58,581 shares of Common Stock at $0.40 exercise price;

      o Warrant issued by the Registrant on November 12, 2004 to purchase 9,994 shares of Common Stock at $0.1952 exercise price;

      o Warrant issued by the Registrant on November 12, 2004 to purchase 4,455 shares of Common Stock at $0.1952 exercise price;

      o Warrant issued by the Registrant on November 12,2004 to purchase 57,913 shares of Common Stock at $0.1952 exercise price;

      o Warrant issued by the Registrant on November 12, 2004 to purchase 355,528 shares of Common Stock at $0.40 exercise price; and

      o Options to purchase 70,436 shares of Common Stock at $0.1952 exercise price.

The foregoing are collectively referred to as the "Securities".

The principal executive offices of the Registrant are located at 212 Carnegie Center, Suite 203, Princeton, NJ 08540

ITEM 2.  IDENTITY AND BACKGROUND.

(a) This Schedule 13D is filed by Roni Appel (the "Reporting Person")

(b) The business address for the Reporting Person is 111 River Street, 10th floor, Hoboken, NJ 07030.

(c) Mr. Appel is an officer and director of the Registrant. In addition, Mr. Appel is the President and owns 100% of Carmel Ventures, Inc., a New Jersey corporation ("Carmel') which is an investment company.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Appel is a citizen of Israel.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On November 12, 2004, the Registrant closed on a Share Exchange and Reorganization Agreement, dated as of August 25, 2004, with Advaxis, Inc., a Delaware corporation ("Advaxis"), and the shareholders of Advaxis (the "Advaxis Shareholders"), which set forth the terms and conditions of the exchange by the Advaxis Shareholders of their shares of Common Stock and Preferred Stock of Advaxis, representing all of the issued and outstanding capital stock of Advaxis, in exchange for the issuance by the Registrant to the Advaxis Shareholders and certain financial advisors of an aggregate 16,350,323 shares of our common stock (the "Share Exchange"). Effective at the closing of the Share Exchange Advaxis, Inc. became a wholly-owned subsidiary of the Registrant. On November 12, 2004, the Registrant closed on a private placement of $2,925,000 to a group of institutional and other private investors and $595,000 of bridge notes were converted into the Registrant's equity securities on the same terms as all of the other investors in the private placement (the "Offering").

Mr. Appel personally acquired 2,522,166 shares of Common Stock, a Warrant to purchase 58,541 shares of Common Stock at $0.40 exercise price, a Warrant to purchase 9,994 shares of Common Stock at $0.1952 exercise price and a Warrant to purchase 4,455 shares of Common Stock at $0.1952 exercise price in connection with the Share Exchange and the Offering. The Warrant to purchase 58,541 shares of Common Stock is not currently exercisable.

Carmel Ventures, of which the Reporting Person is the controlling shareholder, acquired 355,528 shares of Common Stock, a Warrant to purchase 57,913 shares of Common Stock at $0.1952 exercise price, a Warrant to purchase 355,528 shares of Common Stock at $0.40 exercise price and fully vested options to purchase 70,436 shares of Common Stock at $0.1952 exercise price in connection with the Share Exchange and the Offering. The Warrant to purchase 355,528 shares of Common Stock is not currently exercisable.

ITEM 4.   PURPOSE OF THE TRANSACTION

The Reporting Person acquired the Securities in connection with the Share Exchange and the Offering. The Reporting Person presently considers the Securities an attractive investment and intends to review his investment on an ongoing basis. Such continuing review may result in the Reporting Person acquiring additional Securities in the open-market or in privately negotiated transactions, maintaining his holdings at current levels or selling all or a portion of his holdings in the open-market or in privately negotiated transactions. Any such actions the Reporting Person undertakes will be dependent upon, among other things, the availability of shares of Common Stock for purchase and the price levels of such shares; general market and economic conditions; on-going evaluation of the Registrant's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; the availability of funds for the purchase of additional shares of Common Stock; the actions of the management and Board of Directors of the Registrant; and other future developments. Although the foregoing reflects activities presently contemplated by the Reporting Person with respect to the Registrant the foregoing is subject to change at any time. Except as set forth above, the Reporting Person has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN THE SECURITIES OF THE REGISTRANT.

(a) The Reporting Person beneficially own 3,020,492 shares of Common Stock, which represent approximately 8.75% of Common Stock outstanding (based on 31,488,161 shares of Common Stock of the Registrant issued and outstanding as of November 18, 2004, pursuant to the Form 8K filed with the Securities Exchange Commission on November 18, 2004).

(b) The Reporting Person has (i) the sole power to vote or direct the vote of the 3,020,492 shares of Common Stock and (ii) the sole power to dispose of or to direct the disposition of such 3,090,420 shares of Common Stock.

(c) Except for the Share Exchange and the Offering described in Item 3, to the best knowledge and belief of the undersigned, no transactions involving the Common Stock have been effected during the past 60 days by the Reporting Persons.

(d) Not applicable.

(e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE REGISTRANT.

Registration Rights Agreement, dated as of November 12, 2004, by and among the Registrant and certain persons filed as Exhibit No. 10.3 to the Form 8K filed with the Securities and Exchange Commission on November 18, 2004.

Standstill Agreement, dated as of November 12, 2004, by and among the Registrant and persons listed as signatories thereto filed as Exhibit No. 10.4 to the Form 8K filed with the Securities and Exchange Commission on November 18, 2004.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

N/A

                                   SIGNATURES


      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:    November 21, 2004


                                                     /s/ Roni Appel
                                                     ----------------
                                                     RONI APPEL